Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The attached document is a transcript of the CenturyLink, Inc. Fourth Quarter 2016 Earnings Conference Call:

Presentation

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Operator

Good day, ladies and gentlemen, and welcome to CenturyLink’s Fourth Quarter 2016 Earnings Conference Call. [Operator Instructions] As a reminder, this conference is being recorded. I would now like to turn the conference over to Mr. Tony Davis, Vice President of Investor Relations. Mr. Davis, you may begin.

Tony Davis

Vice President of Investor Relations

Thank you, Brian. Good afternoon, everyone, and welcome to our call today to discuss CenturyLink’s fourth quarter and full year 2016 results released earlier this afternoon. Sorry for the few minutes’ delay, but there was an operator error on our end. I won’t call the name, but I think his initials were TD, and now I think we’re off and ready to go.

So the slide presentation we’ll be reviewing during the prepared remarks portion of today’s call is available in the Investor Relations section of our corporate website at ir.centurylink.com. At the conclusion of our prepared remarks today, we’ll open the call for Q&A.

As you move to Slide 2, you’ll find our safe harbor language. We’ll be making certain forward-looking statements today, particularly as they pertain to guidance for first quarter and full year 2017; the pending sale of our data centers and colocation business; the pending Level 3 transaction; and other outlooks in our business. So we ask that you review our disclosure found on this slide as well as in our press release and in our SEC filings, which describe factors that could cause our actual results to differ materially from those projected by us in our forward-looking statements.

Moving to Slide 3. We ask that you also note that our earnings release issued earlier this afternoon and the slide presentation and remarks made during this call contain certain non-GAAP financial measures. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures are available in our earnings release and on our website at ir.centurylink.com.

Now turning to Slide 4. Your host for today’s call is Glen Post, Chief Executive Officer and President of CenturyLink. Joining Glen will be Stewart Ewing, CenturyLink’s Chief Financial Officer; and also available during the question-and-answer portion of today’s call will be Dean Douglas, CenturyLink’s President of Enterprise Markets; and Maxine Moreau, CenturyLink’s President of Consumer Markets.

Our call today will be available for telephone replay through February 16, 2017, and a webcast replay of our call will be available through March 2, 2017. Anyone listening to a taped or webcast replay or reading a written transcript of this call should note that all information presented is current only as of today, February 8, 2017, and should be considered valid only as of this date regardless of the date heard or viewed.

So to move to Slide 5, I will now turn the call over to Glen Post.

Glen F. Post

Chief Executive Officer, President and Director

Thank you, Tony, and thank you for joining our call today as we discuss our fourth quarter and full year 2016 results and operational initiatives as well as provide guidance for first quarter and full year 2017.

Beginning on Slide 6. As we enter 2016, we share with you a broad view of how we think about our business and operational focus for 2016 and beyond. Our key objective is to improve the lives of our customers by connecting them to the power of the digital world, whether it’s providing connections or services on top of that connection using the power of the digital world to improve our customer’s lives and businesses is really what we are all about. We’ll share with you in a minute where we think we made progress toward that goal in 2016, but first, I want to touch on our 2016 financial performance.

Overall, I am not satisfied with the 2016 results and we are laser focused on improving our trends going forward. Stewart will discuss with the details a little later, but there are a few things I would highlight about our 2016 results. For the year, total revenues were below expectations due to a slower growth in our strategic revenues than we anticipated coming into 2016. This underperformance was primarily due to a slowdown in the rate of — growth in business, high-bandwidth data services reflecting lower-than-expected new sales MPLS and Ethernet services compared with our original expectations. We also saw lower growth in consumer broadband revenue driven by unit declines as we shifted our marketing spend more toward bundled, higher speed solutions and tightened our credit policy. Also, we saw slower growth in consumer video subscribers and revenues not originally anticipated and that had obviously had an impact on our results. And we achieved lower than anticipated managed hosting and IT services revenue, driven principally by our managed hosting results. Taking these together, these results drove us to miss the targets we established at the beginning of the year, and to come in at the low end of our fourth quarter guidance.

There are definitely a number of bright spots in our results, but as I look back in 2016, we didn’t deliver at the level we expected. However, during 2016, we saw significant progress toward our goal of connecting people to the power of the digital world. And if you’ll move to Slide 7, we operationalized that goal by focusing on a narrow list of key objectives. First, with respect to maximizing market penetration of enabled network and adjacent services, while we didn’t hit our broadband unit target for the full year, we did see significantly improving trends in that business as the year progressed. We improved from a broadband subscriber loss of 66,000 in second quarter 2016 to a loss of 40,000 in third quarter 2016 to a small 5,500 loss in fourth quarter. In fact, consumer broadband ads were slightly positive for the fourth quarter and showed a 22,000-unit improvement compared to the fourth quarter of 2015. This is a positive trend, and we are encouraged that it appears to be carrying over into early 2017.

On the business side, we grew high-bandwidth revenues by approximately 6% year-over-year. This is not as robust that we think it can be, but it does represent solid demand for our core Ethernet and MPLS product offering.

At the beginning of this year, we have a significantly higher level of contracted orders in our provisioning phone, so while our overall 2016 revenue results were not what we expected, we are encouraged by the trends coming out of the year.

Moving to the second initiative. We believe the greatest potential for us to drive returns on our capital investment lies in enabling and delivering broadband services. Obviously, the biggest thing we did in 2016 on this front was the Level 3 acquisition. I’ll discuss that later, but we remain very excited about the long-term strategic value of that acquisition. In addition to the Level 3 deal, we also continue to invest — to increase the reach and speeds of our network. During the year, we increased addressable units receiving 100 megabits and 1 gig plus speeds by 31% and 53%, respectively.

We also launched our SD-WAN offering and standardized and increase the capabilities of our Ethernet offerings. Of course, from a capital allocation point of view, the corollary of Level 3 acquisition is a colocation business sale we announced in fourth quarter 2016. And we recognized the value of colocation and managed service to our business customers, but we believe we can more efficiently meet that need by aligning our investment focus to the network and partnering with others for the delivery of colo services. I will update on the colo process later, but this sale aligns with our network-first focus that we’re continuing as we move into 2017.

We exited 2016 with a more robust, faster and more capable network than we entered the year with. Our ongoing investments and the Level 3 acquisition will increase that advantage as we move forward. In addition to creating a network advantage, we are also intent on improving our customer experience. We have a long way to go before — where we want to be, but we did see important progress during the year.

Our customer experience focus during the year has been on increased product standardization, higher levels of automation and improved provisioning intervals. Two product standardization examples to highlight that we achieved this past year are an ongoing project to reduce the number of consumer broadband offerings as well as the Ethernet standardization I mentioned earlier that moves us from 3 Ethernet offerings on multiple platforms to a single offering, deploying the latest Ethernet technology across our service footprint. This type of standardization both improves the customer experience and enables, of course, higher margins.

An important example of increased level of automation and customer self-service as seen in the SD-WAN development are deployment I mentioned earlier. This capability provides customers virtualized routing and analytics optimization and security functionality, all in one unified software platform.

Finally, during 2016, we were very intent on improving service intervals for key products. That focus paid off as we have seen a 20% to 30% improvement in service intervals for our key product such as fiber plus and local Ethernet. This focus on improving our customer experience is beginning to be seen in our results as we saw a 15 basis points improvement in consumer broadband churn year-over-year and a 30 basis point improvement in Prism TV churn. We’re also beginning to see improvement in our enterprise churn trends with an approximate 30 basis point improvement in 2016 versus 2015. And as we have ways to go to achieve our fully realized customer service vision, but we are intent on improvement and we saw a significant progress towards that goal in 2016.

Finally, our fourth operational initiative is to optimize operating capital efficiencies. We know that our long-term success will require ongoing realignment of our legacy cost structure. The simplification and automation I mentioned earlier is expected to be an important driver of efficiency over time. But it’s not just changes to systems and products. We know we have to take on the hard work of streamlining processes and reducing costs in a wide front. During 2016, we implemented several cost-containment issues — containment initiatives, included the reduction of employee-related expenses by 7% to 8%.

Also in the capital side, you will notice that we have reduced our expected 2017 capital spend to $2.6 billion. I want to say a word about that. First, I want to point out that we don’t believe this reduction will materially affect our revenue trajectory in 2017 or 2018. We have a significant amount of embedded capacity in our existing network, and our broadband investments for 2017 are expected to actually be a little higher than 2016 levels. On the other hand, with the colocation sale and pivot to partner multi-cloud solution, we expect to spend less in those businesses than we have averaged over the last several years.

Finally, with Level 3 acquisition expected to close in 2017, we thought it is prudent to dial back our capital expenditures to give us a better opportunity to ensure that we fully understand the synergy opportunities and that we’re spending our capital in the most efficient way possible.

Moving on to Slide 8. As we look forward to 2017, there are a number of trends I would like to call out that I believe will be important, positive drivers for our business. First, the consumer broadband unit trend is improving from a 50,000 — negative 50,000 in the second quarter to slightly positive growth in fourth quarter. And most of these units are more competitive, stickier, higher ARPU and higher speeds of 40 megabits and higher. We have significant opportunity to further penetrate markets where we have higher speeds and the capacity in consumer broadband capabilities. We’re also continuing to invest to improve the reach and speeds in our consumer broadband network, including investments in cap 2 markets, where we expect significant pent-up demand for higher speed broadband services in these more rural areas.

On the video side, we are trialing an over-the-top product, but more generally, we’re monitoring the rapid evolving video market closely. We don’t look to video as a significant revenue EBITDA contributor in 2017, but certainly, it has a potential in the months and years ahead. We’re also seeing positive spots in business Network Services.

As I noted earlier, our bandwidth data services grew at about 6% in 2016. That is solid performance that we believe we can improve. We are continuing to see improvements on our business network sales trends as we enter 2017. We have a contracted provisioning phone that is about 40% higher than when we entered 2016. These are services that are under contract and are in queue for provisioning. And so it does give us more confidence going into 2017 and our ability to meet our revenue objectives. These improving sales trends and increased provisioning queue are bolstered by the improvement in service intervals I noted earlier. We expect these factors to drive a faster book-to-bill ratio and accelerated revenues throughout the year.

I would also continue to improve our enterprise broadband offerings as we’re investing in both the reach and capacity of our network and continuing to penetrate and enhance Ethernet and software-defined wide area network products I discussed earlier. These next-generation network products have been well received, and we expect them to grow in the months ahead.

In IT and managed services, we have launched new and expanded IT solutions and integrate high-growth customer applications and workloads with our network, hosting a private cloud infrastructures. These new offers such as managed security services, managed SAP and HANA enterprise cloud and managed big data and big data as a service have all been very well received by industry analysts and are beginning to show good traction with our customers.

Finally, we have realigned our customer-facing organizations into 3 distinct groups: Consumer; enterprise and IT; and managed services. We expect this realignment to drive greater focus on the customer experience and accelerate growth by enabling higher levels of operational focus, faster decision making and market responsiveness as well as accountability. We’re optimistic about our future, our path to growth won’t necessarily be linear, but we are confident we have the assets, the people and the right strategies — the right strategic focus to become one of the world’s leading network service providers.

Finally, before Stewart reviews the quarterly results in more detail, I want to provide an update on the 2 transactions we have currently underway. And moving to Slide 9. First is we announced on November 4 of last year, we have agreed to sell our data centers in colocation business to a consortium led by BC Partners and Medina Capital. We received HSR approval and are in the process of obtaining final approval from Savvis, and we expect to close the transaction by the end of the first quarter of this year.

In regards to the acquisition of Level 3, we’re making progress in the approval integration process and we have completed all state and federal filings, and we expect to complete the necessary international filings within the next few weeks. Additionally, we have formed the Integration Managed Office to coordinate and drive the integration planning process on these integration implementation once closing occurs. We believe this combination will create significant benefits and growth opportunities for all our stakeholders, including our customers, our employees and our shareholders.

First, this transaction will enable us to build a scale — to build scale and deliver agile network-based products and services to customers. We really will be creating a new chapter with this combined company. We also believe this combination with Level 3 will significantly improve CenturyLink’s growth profile, better position to combine company to improve its revenue trend and growth.

We expect it to drive meaningful operational — operating cash flow growth in the first full year postclosing, including synergies as realized and including integration cost. We expect to drive more than 10% growth in free cash flow per share in the first full year postclosing, including synergies as realized and, again, including integration costs. And we expect to drive significant improvement in free cash flow per share in subsequent years. Now the transaction ultimately will accelerate recognition of Level 3 net operating losses, which will reduce combined company’s net cash tax expense, positioning us to create enhanced free cash flow and significantly lowering CenturyLink’s dividend payout ratio. We expect to be able to utilize the combined company’s strong product portfolios to bring to the market even more compelling solutions to the combined companies customer base. We continue to expect to receive all the necessary approvals on a timely manner and close the acquisition, we believe, by the end of September 2017.

With that, I’ll turn the call over to Stewart for a discussion of our financial results and guidance. Stewart?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you, Glen. Over the next few minutes, I’ll review the fourth quarter results and provide an overview of first quarter and full year 2017 guidance we included in our earnings release issued today. Please note that I’ll be reviewing some of the results, excluding special items, as outlined in our earnings release and associated financial schedules.

Turning to Slide 11. Today, CenturyLink reported fourth quarter results with total and core revenues, operating cash flow and adjusted diluted EPS all within our previously provided guidance ranges. Fourth quarter operating revenue on a consolidated basis was $4.3 billion, a 4.2% decrease from fourth quarter 2015 operating revenues. Growth in business, high-bandwidth data services and consumer Prism TV revenue was more than offset by lower legacy revenues. Core revenue, which is defined as strategic revenue plus legacy revenue, was $3.86 billion for the fourth quarter, a decline of 4.1% from the year-ago period. Operating income, which includes approximately $200 million of cost related to severance and transaction cost, was $392 million for the fourth quarter of 2016. We generated operating cash flow of approximately $1.59 billion for the fourth quarter and achieved an operating cash flow margin of 37%. Cash expenses for the fourth quarter increased $44 million year-over-year, primarily due to higher Prism TV content costs and group medical insurance costs.

Free cash flow, defined as operating cash flow less cash paid for taxes, interest and capital expenditures, along with the cash impact of pension and OPEB cost, stock-based compensation and other income, was $190 million for the quarter. Diluted earnings per share for the fourth quarter was $0.08, a decrease from $0.62 in the year-ago period. Again, the diluted EPS result this quarter included the after-tax impact of over $200 million of severance-related and transaction costs.

Now moving to Slide 12 and our Business segment. In the fourth quarter, the Business segment generated $2.55 billion in operating revenues, which decreased 4.1% from the same period a year ago. Fourth quarter strategic revenues for the segment was $1.23 billion, an increase of 1.1% compared to fourth quarter 2015 driven primarily by the continued growth in high-bandwidth data services and VoIP revenues, partially offset by the decline in hosting revenues. Legacy revenues for the segment declined 8.7% from fourth quarter 2015, due primarily to a continuing decline in voice and low-bandwidth data services revenues. Our data integration revenues decreased $10 million from fourth quarter a year ago due primarily to lower CPE sales. Total Business segment expenses were flat year-over-year.

Now turning to Slide 13 and the Consumer segment, which generated $1.45 billion in total operating revenues, a decline of 4.3% from fourth quarter 2015. Strategic revenues in this segment grew 1.4% year-over-year to $784 million, driven by year-over-year growth in Prism TV revenues. Legacy revenues for the Consumer segment declined 10.4% from fourth quarter year ago, primarily due to access line declines and lower price increases in 2016. Operating expenses increased $15 million or 2.4% compared to the same period a year ago, primarily due to higher Prism TV content costs.

Now turning to Slide 14 and our guidance. Our guidance for 2017 assumes that we own the colocation business for the full year. To adjust for the sale of the colocation business, you can remove revenue of $50 million per month and expense of $25 million to $30 million per month from the closing date through the remainder of 2017. The anticipated free cash flow on the sale is estimated to be a reduction of $5 million to $10 million per month. Our guidance also assumes cash income taxes to be between $500 million and $600 million in 2017 and that we make $100 million discretionary contribution to our pension plan.

For first quarter 2017, we expect operating revenues of $4.23 billion to $4.9 billion (sic) [ $4.29 billion ]; core revenues of $3.8 billion to $3.86 billion; and operating cash flow between $1.49 billion and $1.55 billion. Adjusted diluted EPS is expected to range from $0.51 to $0.57.

In first quarter, we expect continued growth in strategic revenues to be offset by anticipated declines in legacy revenues, resulting in lower first quarter 2017 core and operating revenues compared to fourth quarter 2016. First quarter 2017 operating cash flow is expected to be lower compared to fourth quarter 2016, primarily due to the anticipated decline in revenues and higher operating expenses primarily related to employee benefit and marketing costs along with the impact of approximately $40 million of favorable expense adjustments in the fourth quarter 2016.

For full year 2017, we expect operating revenues of $17.05 billion to $17.3 billion; core revenues of $15.25 billion to $15.5 billion; and operating cash flow between $6.15 billion to $6.35 billion. Adjusted diluted EPS is expected to range from $2.10 to $2.30 per share. We expect free cash flow of $1.55 billion to $1.75 billion, including capital expenditures of approximately $2.6 billion. We anticipate lower operating revenues and core revenues in full year 2017 compared to 2016 due to the expected legacy revenue declines more than offsetting anticipated increases and strategic revenue growth.

Full year 2017 operating cash flow is expected to decline from 2016, primarily driven by the continued decline in legacy voice and low-bandwidth data services revenues. The company also anticipates a decline of approximately $150 million in depreciation and amortization expense for full year 2017 compared to 2016. In addition, 2017 includes an approximate $70 million increase in pension expense, which, of course, is a noncash item. This noncash item accounts for over 2/3 of the difference between the midpoint of our 2017 operating cash flow guidance and average analyst consensus estimates for 2017 operating cash flow. Free cash flow for full year 2017 is expected to decline from 2016 due to the lower level of operating cash flow and an increase in cash income taxes for the year, partially offset by lower capital expenditures. We expect our dividend payout ratio to be in the low 70% range for 2017. While we continue to face pressure related to strategic revenue growth in our legacy revenue decline as Glen mentioned earlier, we are confident in our business and our ability to improve the revenue and operating cash flow trajectory over time. Now I’ll ask the operator to begin the Q&A portion of the call.

Question and Answer

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Operator

[Operator Instructions] Our first question will come from the line of David Barden with Bank of America.

David William Barden

BofA Merrill Lynch, Research Division

A couple, if I could. The first one would be on the guidance. Stewart, if I multiply the midpoint of your revenue and your EBITDA guidance by 4, you get below the low end of the full year guidance for revenue and operating cash flow, which would imply that you’re guiding to revenues U-turning and EBITDA U-turning in the following quarters, which would be a pretty big milestone for CenturyLink looking at the kind of historical trending data. So if you could kind of elaborate a little bit on that, that would be super helpful. And then the second question would be on the CapEx. I think you said that there was some element of the pending Level 3 merger that was in the lower CapEx number. Obviously, there’s some CapEx synergies that are baked into the hypothetical merger model. I’m wondering are we pulling those forward into the current guidance? Or is the money you’re not spending now in addition to the money that you might incrementally not spend with the Level 3 deal? And then my last one, if I could, just real quick, is when you’re kind of thinking when the Level 3 vote will get scheduled?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

David, on the guidance, you’re correct. We believe that basically, we will be able to improve throughout the year in terms of the revenue from the standpoint, especially in the latter half of the year. The consumer business, basically, we’re working very diligently on penetrating the customers that we’ve built to from the standpoint of increasing the seats available to them. We’re working on reducing our churn rate, so we have mitigation programs in place that, based on the trends we’ve seen over the last couple of quarters, we think we’re going to be able to show an improvement from a customer standpoint. Dean, you want to talk about enterprise for just a minute?

Dean J. Douglas

President of Sales and Marketing

Sure. I mean, enterprise side, we believe that we’ll continue to see a nice ramp up of our revenues associated with the Enterprise business for 3 reasons. First reason is that when we look at our backlog, our book backlog, we see an improvement, 40% improvement in our book business going forward from the first part of 2016 through the first part of 2017. The second piece is that we are replacing our Ethernet products. We had 4 Ethernet products in the marketplace that are now being replaced by a single Ethernet product. It’s available in all 35 of our markets. It’s MEF 2.0 compliant, so it’s a current product, consistent with what we’re seeing in the marketplace with our competitors. And the third piece is that we continue to enjoy a nice performance improvement in our MPLS business combined with our SD-WAN business, which is going through a number of talks with our customers, and we believe that those talks will become real revenue-generating business opportunities in the second half of 2017.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

And in IT services and in managed services, we’re seeing — first of all, we have a sales force in place now that we really didn’t have last year. Basically, we were using our selling team that was part of Dean’s organization to sell those services, and we basically came to a conclusion that we needed to revamp and standup the sales team again, which we’ve done during the latter part of 2016, and we’re starting to show some progress there. So we think we can turn around the reduction in IT services and managed services that we’ve seen over time as a result of that. Glen, do you want to address CapEx?

Glen F. Post

Chief Executive Officer, President and Director

I will. David, regarding CapEx, we are not fully forward synergy from the Level 3 transaction. This is really pausing our work here to ensure we’re investing in the right areas. As we said earlier, we’ve built a lot of capacity and a lot of capability in the network, and we have a lot of range or capacity to sell into now. And we think it’s the right thing to be sure we’re spending in the right areas and we want to be sure we’re not spending in areas that [indiscernible] with the Level 3 assets. So we think it’s wise to pause for a minute. And we — the impact for us is if you look at what the impact will be, we think it’s most — we talked about in our top 25 markets and our goal in 2019 [indiscernible] that over 90% of our households has been in business having 40 megabits capabilities. That could go down to 86%, 87%. If you look at the 100 megabits, we anticipate over 70% that can probably be the 67%, 68%. So we’re not talking about big impact and that we would make it up in 2020 if we didn’t hit those targets, so it’s only a slight miss based on the reduced CapEx.

David William Barden

BofA Merrill Lynch, Research Division

And just quick on the potential timing for the Level 3 vote?

Glen F. Post

Chief Executive Officer, President and Director

We expect approximately out within the week...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

[indiscernible] meeting in mid-March.

Glen F. Post

Chief Executive Officer, President and Director

Meeting in mid-March.

Operator

Our next question will come from the line of Amir Rozwadowski with Barclays.

Amir Rozwadowski

Barclays PLC, Research Division

Just dovetailing on the prior questions, it does seem as though that you folks experienced a material improvement in terms of your broadband subs. How should we think about the progress there and outlook? It does seem as though your expenses were a bit higher in the consumer arena, so I just want to understand how to think about the positioning of that business going forward, particularly as the contribution to the overall joint entity will be wider post the Level 3 deal.

Glen F. Post

Chief Executive Officer, President and Director

First of all, Amir, we’ve seen partially the results of the build out of greater capacity and greater speeds in the network, and that’s starting to pay off as we — I pointed earlier, we’re seeing both of those customers in the 40 megabits range whereas that — what we see the real hot take rates of our service. That’s one of the issues. We’ve also made a major focus on churn. We see an improvement in churn, just working to be sure we improve the customer experience and that we are a bit sure we’re more competitive in the marketplace in certain areas. So in the long term, we think there’s — we can drive cash flow in this business and we’ll see continued improvement in the units. I would say that we’ll look more deeply into consumer, how we approach consumer going forward to be in the low percentage of our business after we complete the acquisition of Level 3. But it’s still really a strong business will ramp. I believe with the network advantage that we have, we’ll continue to have good success and competing in the market in the consumer marketplace.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

And the expenses were a bit higher in the consumer business and this is principally driven by the increase in the subscribers that we have to our Prism TV service. So it’s content cost associated with that. I can tell you that, basically, we will work to try to mitigate expenses in the consumer area from the standpoint of the approach to the market from a broadband perspective. I think we’re going to be more efficient with respect to marketing to our broadband customers. We’re simplifying our offerings, which will make it, we believe, make them easier to sell, make them stickier with our customers and also allow us to market them at a lower cost from an expense standpoint, lower marketing cost than we’re incurring today.

Amir Rozwadowski

Barclays PLC, Research Division

Great. And just one follow-up, if I may. If we look at your earnings outlook for next year, should we assume that you folks have fully baked in that 7% to 8% employee cost reduction that you had highlighted?

Glen F. Post

Chief Executive Officer, President and Director

Yes. It’s fully baked into the guidance that we’ve given.

Operator

Our next question will come from the line of Philip Cusick with JPMorgan.

Philip Cusick

JP Morgan Chase & Co, Research Division

It’s been a few months now since you announced the Level 3 deal. Can you give us an update on synergy expectations as well, can you help us understand the level of cash taxes you expect to pay with Level 3 under the current tax regime? Certainly not 0, but can you give us a range? Do you expect it to be a quarter, half or more of the GAAP level? And then finally, how are we thinking about the leadership of the combined company operations? Are Dean and Maxine going to be in charge of their respective combined businesses? Or is this just for this year before the deal closes?

Glen F. Post

Chief Executive Officer, President and Director

Yes. Phil, regarding the synergy expectations, those are still — we have not changed those expectations. However, I think we are more comfortable than we were even before as we dug deeper into the potential of bringing these companies together that we can and will achieve those. And on our synergy, we have $850 million of operating synergies plus $125 million of CapEx synergies, and we think — we believe those are very achievable at this point and we’re confident in those. And in terms of the utilization of the NOL and the impact on cash taxes, if nothing changes from an income tax standpoint, regulation standpoint, we would expect to use the NOL that Level 3 brings over about the first 5 years or so after we close. So about a $2 billion NOL, so you could just take the statutory tax rate, times that. So it saves us about $700 million a year or so in cash taxes.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

And then on the management structure, we have not announced anything there yet. We expect to do that probably by early March as far as the Tier 1, those executive reporting directly to me. So we will — we’re working through that as we speak and will — hopefully — again, I hope to announce that by early March.

Operator

Our next question will come from the line of Simon Flannery with Morgan Stanley.

Simon William Flannery

Morgan Stanley, Research Division

So on — Dean, you mentioned the backlog number being up 40%. Perhaps you can just elaborate a little bit more on that? You talked about some of the product developments. Is there anything going on in the broader economy or in the broader competitive environment, we’ve seen some better confidence numbers so any color you could provide us about what’s going on in the marketplace would be great. And then I think, Glen, you talked about reviewing over the top and trialing some of that and thinking about how that impacts Prism. Perhaps, you could just expand a little bit more about what we should expect from Prism and over the top in 2017.

Dean J. Douglas

President of Sales and Marketing

All right. So if we were to look at the marketplace and some of the trends in the marketplace, as I mentioned, we got a new Ethernet product that we brought to the marketplace and it’s available in all 35 markets. It’s a single product that combines 4 prior products, so we simplified our portfolio. It makes it easier to provision. And we believe that the speed of provisioning, and therefore, the speed of revenue is going to be greater going forward in the Ethernet product. MPLS, we are enjoying some success in MPLS. In the fourth quarter, we believe that we actually grew market share on an MPLS standpoint. Market grew about 4.3%. We grew roughly 4.9%. So the difference in our growth versus where we are in the marketplace and that obviously provides us with some confidence going forward. The SD-WAN product has started to enjoy some market acceptance in terms of pops and trials that are going on in the marketplace, and we’ll see that really grow in terms of interest in the product as well as in actual conversions to a SDN platform. We’ve moved many of our facilities to be able to be virtualized and take advantage of the SD-WAN product, it’s about 60% of the network to date. And we continue to drive towards that, so that the entire network is capable of working through that SD-WAN platform. So in terms of products, technology that we’re seeing and our own ability to manage our business or backlog on provisioning and the like, better in the latter part of 2016, I think, bodes very well for where we’re going in 2017.

Simon William Flannery

Morgan Stanley, Research Division

So customer behavior is pretty stable, industry growth is stable?

Dean J. Douglas

President of Sales and Marketing

Yes. We’ve got the challenges that most of our competitors have in terms of pricing and the like. But we are seeing a churn level that’s actually reduced year-on-year. And so we think that not only is the customer acceptance solid, but we’re seeing that manifest itself in new product acquisition as well as in our churn numbers.

Glen F. Post

Chief Executive Officer, President and Director

And Simon, I’ll start with OTT and Maxine may want to add to this. But if you look at our Prism product, as you know, we talked about content costs really going out of sight the last couple of years. And if you look at the margins, sometimes actually a negative margin. But we certainly — we have to make a truck roll in the cost of provisioning really makes it difficult from a return standpoint, are really driving the kind of return that we expect. With the over-the-top product, we don’t have to make a truck roll. We have much wider availability due to lower bandwidth requirements over the top. We have network-based storage for DVR. We’ll have local channels to help distinguish that product. And our trials are getting really strong reviews right now, but we have really deemphasized the Prism product because of the margin issue. Now the value there is in the pull through. We get strong pull through of — 90% pull through of additional services, and 50% of those customers, new customers of CenturyLink. So that’s the real value here of the Prism product. But we have deemphasized that and moving more towards the over-the-top product and also focusing more on the broadband offerings we have versus the video. Maxine, anything?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Actually, that’s all we need to say.

Simon William Flannery

Morgan Stanley, Research Division

So we’re going to see the roll out by the middle of the year? Or what’s the expectations?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

We’ll start rolling out by midyear, around midyear in over the top.

Maxine L. Moreau

Executive Vice President of Global Operations and Shared Services

Yes, we’re in trial right now in 4 markets. We plan to launch those markets in early second quarter, expand that midyear and then further expand it throughout the year.

Operator

Our next question will come from the line of Matthew Niknam from Deutsche Bank.

Matthew Niknam

Deutsche Bank AG, Research Division

Just 2, if I could. One on business high-bandwidth revenues. If we just think about the trends up until now, I know there’s an expectation that revenue growth reaccelerates. But maybe if you can talk to the slowing growth to date. Is that more company specific? Or is there a competitive element that you’re seeing more as well? And then secondly, maybe a question for Glen on the regulatory front. How the potential changes in the regulatory environment like corporate tax reform or less regulation at the FCC level change how you think about CapEx priorities?

Glen F. Post

Chief Executive Officer, President and Director

Okay. Dean, do you want to address the first part?

Dean J. Douglas

President of Sales and Marketing

So first of all, with regard to business high-bandwidth growth, a couple of things that you need to be mindful of. As I said, we introduced a new Ethernet product and it’s obviously — we have a product in the marketplace that was clearly needed to be replaced, so we’ve invested to do that. But I think that the other piece that we really need to focus in on is in the middle part of the year, we changed the focus of our business so that we were focused on our customers and routes to market, specific routes to market. And so that management team was put in place in the middle part of the year and we started to see the benefits of that new organizational structure towards the latter part of the fourth quarter as we look at our business going forward. And so that’s why 2017 is different than 2016 with the way we’re going to market as well as the products we’re taking to the market are different. And then the intervals that I mentioned earlier because of the way in which we provision, our products now and the simplified product portfolio shortened the amount of time from sales revenue.

Glen F. Post

Chief Executive Officer, President and Director

Matthew, regarding the [indiscernible] given all the noise on the tax reform, I believe that we’re going to see the President and the administration and Congress initiate, I think, tax laws are going to be good for businesses in general. I think we’re going to see it drive economic development incentives for investment. I don’t think it impacts our priorities really. Our priorities is really to invest in our network to drive additional speeds, opportunities to bring new products and services to our customers, expand our offering to additional — the scope offered additional areas in the country. It’s really to improve our fiber connectivity and any related services. So those will continue. I just want to point out one investment we made this year that we’ll start — begin to see the real benefit of going forward as far as I know with investment. We have virtualized about 60% of our major IP Pops as of the end of ‘16. And we plan to have 100% of those virtualized by the end of 2019. We also have almost 50% of our network capabilities are currently controlled through our SDN network, so virtualization of those capabilities. We have virtualized our WAN service availability, virtualized interconnect between VPN customers, just a number of virtualization steps we’ve taken. And again, 50% of those capabilities are virtualized today. Once we complete those, we expect to save over $200 million a year in CapEx. About 2019, we expect those to complete and we expect significant savings there. And also, we expect major OpEx cost savings as a result of this virtualization on the SDN and NFV network deals. So those are the type of investments we’ll continue to make, making our network more efficient. Also, it is the incremental revenue opportunity of the virtualization. We think it could be — can have significant impact on revenue opportunity for couple of reasons. First of all, it becomes more customer friendly, then customers can control their own destiny to a certain degree that — how they distribute their bandwidth, for instance. And it enables us to cover a lot more business. When you virtualize, you go outside your current territories to win more businesses than we otherwise could reach. Today, we actually — that’s what we’ve done, thus far, with the 60% virtualization, we’re reaching 4.8 million businesses, but a large amount of those were business we cannot previously sell to. So that’s the type of advances we’re seeing, we think, it can really help reduce our cost as well as provide revenue opportunities.

Matthew Niknam

Deutsche Bank AG, Research Division

Sorry, if I could just go back to Dean’s comment. I just want to be clear. So the deceleration to date, it seems like a lot of these were company-specific product set execution. But was there any change in sort of the broader market spending environment? Or just competitive landscape in recent quarters to be aware of?

Dean J. Douglas

President of Sales and Marketing

So we try to address the competitive posture by the routes to market that I disclosed that I talked about just a moment ago. The routes to market really do allow us to have a more segmented approach to the way in which we’re going to market and reaching our customers. And we believe that, that provides us the differentiated go-to-market approach and, obviously, we’re seeing that manifest itself in some areas, for example, as I mentioned, we grew market share in the fourth quarter in the MPLS market space.

Operator

Our next question will come from the line of Frank Louthan with Raymond James.

Frank G. Louthan

Raymond James & Associates, Inc., Research Division

Can you talk to us a little bit more specifically about the expectations for the cash spend in ‘17? And then can you give us a little color on sort of your overlap with the Level 3 network and what’s your expectations might be for any sort of any potential divestitures or other resale obligations you might need to incur as remedy for the deal? Is that something you’re expecting?

Glen F. Post

Chief Executive Officer, President and Director

Yes, Frank. On the captives, it’s driven by finance and more specifically, the reduction in our CapEx will not affect the cap 2 spend. We’re not going to reduce that spend with the reduction in our planned CapEx for ‘17.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So Frank, at the end of the year, we have a little less than 30% of the build out done in terms of the homes that we obligated ourselves to pass with the 10 meg down, 1 meg up. By the end of ‘17, we expect to be about in the 40% range. So it’s on schedule with what we’d anticipated. And frankly, that should help us with our broadband ads in 2017 as well. And Frank, we do think there could be some required divestitures of certain properties where we have — in certain markets where we have just Level 3 and CenturyLink the only way into the building. So we could — some of that, but we don’t know if we’ll achieve that or not. That — but that could be some divestiture. We have not heard any new feedback from this yet.

Glen F. Post

Chief Executive Officer, President and Director

Frank, what we’re able to do with other bills that we’ve done in the past with the Qwest transaction, for instance, we were able to agree where we have the only entrances to a building to basically provide CLECs and others in the entrance for a flat fee basically for a period of time. So we weren’t required to divest there.

Operator

Our next question will come from the line of Batya Levi with UBS.

Batya Levi

UBS Investment Bank, Research Division

Follow up on the over-the-top question. As you develop plans on trial this product, do you think that you will just keep it developed internally or would you consider a third-party solutions like AT&T’s DIRECTV now? Maybe can you provide some color on how much CapEx you spend on Prism TV in ‘16 that seems to be coming off the budget? And final question on the fiber assets that you have. A lot of discussions right now that as the carriers plan for 5G, they need more fiber. How do you think the company with Level 3’s position and what are some plans to capture that demand?

Glen F. Post

Chief Executive Officer, President and Director

First of all, on the over-the-top investiture, we’re looking at every opportunity. We can get a better deal or we can get — drive our content cost down and at the same type of service with a DIRECTV now will certainly take a look at that. We are talking to all the service providers, looking at every possibility there.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

The CapEx for Prism budget in 2016, that would be coming off. Basically, we have 2 head ins and they’re built in place and there’s no really minimal CapEx to maintain those. Most of the CapEx that we are incurring now relates to Prism is success-based from the standpoint of set-top boxes that we have to purchase when we add a customer. But really, the investment is more for broadband than it is from Prism TV standpoint. So the amount that would be coming out would be minimal.

Glen F. Post

Chief Executive Officer, President and Director

And regarding the 5G need for bandwidth there, we’re talking with the potential carriers of the — or fibers of the 5G capability. And certainly, there are opportunities there we have not tried to quantify, have not quantified it yet. We really don’t know what that would be. But we’re certainly working with those carriers to consider the opportunities there, and especially we have fiber access and transport capabilities.

Operator

This concludes our question-and-answer session for today. I would now like to turn the conference back over to Mr. Glen Post for any closing remarks. Sir?

Glen F. Post

Chief Executive Officer, President and Director

Thank you, Brian. I am pleased with the progress we made in 2016, but there is certainly more to be done. We have dedicated and passionate and capable employees around the world who approach our responsibilities each day with a customer-centric mindset and with a sense of urgency and they’re a great asset, great advantage for us. We have a strong set of assets and the financial strength to continue to invest in our future, and we have the strategic clarity on how we will grow our business by connecting our customers to the digital world. So we’re excited, inspired by the opportunities we see for our customers, for our employees and our shareholders. We can plan to continue to leverage and position our assets to drive future revenue growth, EBITDA growth and shareholder value. And although our growth — as we’ve seen before, our growth may not be perfectly linear in the months ahead, I’m confident we are on the path to long-term growth and value creation. So thank you for joining our call today, and we look forward to speaking with you in the weeks ahead.

Operator

Ladies and gentlemen, think you for your participation on today’s conference. This does conclude the program, and you may all disconnect. Everybody, have a wonderful day.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on January 27, 2017, CenturyLink and Level 3 filed an amended registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The amended registration statement on Form S-4, which is not final and may be further amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT

CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.